

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 8, 2011

<u>Via E-mail</u>
Mr. Yang Feng
Chief Financial Officer
Guanwei Recycling Corp.
Rong Qiao Economic Zone, Fuqing City, Fujian Province
People's Republic of China 350301

> **RE: Guanwei Recycling Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 1-34692**

Dear Mr. Feng:

We have reviewed your response letter dated August 10, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 1A. Risk Factors, page 9

Risks Relating to Our Common Stock, page 16

Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act…, page 18
.
1. We note in your response to comment four from our letter dated June 30, 2011 that your Financial Controller and Chief Financial Officer are the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting. Your Chief Executive Officer is responsible for the final review of the Company's financial statements prepared in

accordance with U.S. GAAP and the result of the evaluation of the effectiveness of the your internal control over financial reporting. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP. Based on this information, it does not appear that your Financial Controller, Chief Financial Officer or Chief Executive Officer have U.S. GAAP experience. The fact that you hired a consultant to prepare the reconciliation between PRC GAAP and U.S. GAAP and prepare consolidated financial statements in accordance with U.S. GAAP is further support that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

2. We also note in your response to comment four from our letter dated June 30, 2011 that Mr. Barth was determined to be an audit committee financial expert by your Board of Directors. Please tell us the following regarding your financial expert:
    - what role, if any, he takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    - what relevant ongoing training has he had relating to U.S. GAAP;
    - whether he holds and maintains any other professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    - about his professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. Please specifically tell us what role Mr. Barth had in preparing financial statements and evaluating the effectiveness of internal controls in his positions as director and chairman of audit committees for U.S. and Canadian listed companies which report their financial statements under U.S. GAAP.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Transactions with Related Persons, Promoters and Certain Control Persons, page 36

3. We note your response to comments 13 and 14 in our letter dated June 30, 2011. Please describe for us, and in future filings disclose, the material terms of your arrangement with Chenxin International Limited pursuant to which it has agreed to pay accrued expenses on your behalf. Please also note that if you are a party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements

pursuant to Item 601(b)(10)(iii). Please refer to Regulation S-K Question 146.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations located on the Commission's web site http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statement, page F-1

(l) Impairment, page F-10

4. We note your response to comment 18 from our letter dated June 30, 2011. Please confirm that there were no asset groups for which the carrying value was close to the fair value.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief